Exhibit 99.2

ORANGE UNVEILS MULTIMILLION POUND AD CAMPAIGN TO SUPPORT
YOUR PLAN, ITS REVOLUTIONARY NEW SERVICE PLAN

New campaign promises more of what you want, less of what you don't

London. 01 October 2002. Orange, the UK's most popular mobile communications service, this week kicks off a new £10 million plus ad push to support the launch of "Your Plan", the flexible, simple and transparent new service plan which enables customers to choose the package to suit their individual needs.

The through the line campaign is underpinned with a new TV creative, promising customers "More of what you want, less of what you don't."

Entitled "Private Utopia", the TV spot opens with a woman sitting on a bench, contemplating a world in which she sets the rules and gets her way. In a series of imagined scenarios, the woman is shown choosing the ingredients for her ideal world - with some surprising and unexpected results.

In the first scenario the woman expresses a dislike of pigeons - in her vision they a magically transformed into a flock of peacocks, parrots and other colourful tropical species.

Next, the woman imagines a world in which litter tidies itself - with a piece of paper shown floating around a square and into the bin. "If I had my way," the woman muses, "I would ban beards," the scene then cuts to another 'private utopia' - illustrated by a series of roadside style signs showing beards with red lines through them.

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In the final imagined scenario the woman opts for a world in which "cats get even" - we then cut to a scene with a cat looking up menacingly at a dog cowering in a tree.

A familiar voiceover then announces: "With Orange you can have things your way. Now you can build your own talk, text and photo package - that way you can have more of what you want…and less of what you don't."

As the final words of the sentence hang in the air, the woman is shown looking concerned at the sight of a bearded man - and frantically motioning to two nearby police officers, who walk on, mystified.

Nicole Louis, Head of Brand Marketing, Orange UK, said: "Your Plan is a unique service plan which enables customers to choose more of what they want and less of what they don't - that's a very liberating idea; we wanted a campaign that communicated that in simple yet effective way."

The "More of what you want, less of what you don't" motif is continued in a £1.5 million burst of bus side and outdoor activity - in what amounts to the largest bus side campaign of the year. A further £1.5 million is being invested in additional press and online activity.

The new above the line campaign was devised by Orange UK's advertising agency, Lowe, with media planning and buying by Media Planning Group.

ENDS

Notes to Editors

•	Orange, wirefree and any other Orange product or service referred to in this release are trademarks of Orange.
•	Orange provides a broad range of personal communications services, including Orange GSM 1800 services and other digital cellular telephone services.
•	In August 2000 Orange plc was acquired by France Telecom, leading to the creation of Europe’s second largest mobile operator. The new Orange has operations in 21 countries across Europe and beyond.
•	As at the end of June 2002, Orange had over 12.8 million customers in the UK, 18.6 million in France and approximately 41.4 million controlled customers worldwide.
•	The Oftel network performance survey, published in June 2002 showed that on a percentage basis, Orange had more calls which were successful overall than any other operator. In the survey, which was audited by BABT, Orange was shown to have an overall call success rate of 97.8% of calls connected and completed successfully. Other networks’ comparable figures were Vodafone 97.5%, O2 97.3% and T-Mobile 95.1%.
•	In May 2002, the fifth annual J.D. Power and Associates UK Mobile Customer Satisfaction Study showed that Orange ranks as the number one telephone service for customer satisfaction in the contract sector.
•	In September 2002 Orange won the Mobile Choice consumer award for Best Network. Mobile Choice said ‘The majority of Orange customers were more than satisfied with the service from the UK’s biggest network. Orange received glowing accolades for every aspect of its service – coverage, reliabiity, customer service and tariffs.
•	Orange provides high quality coverage to 99% of the UK population and over 80% of the geographic area. Coverage is based on hand portable, unlike some other operators which choose to base their coverage on boosted car kits.
•	Orange UK now offers roaming in 124 countries on 276 networks.
•	Information about Orange can be found on the Orange website at www.orange.co.uk and media information can be found at www.orange.com

For further information, call Ben Rosier in the Orange media centre on 020 7984 2000